Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES STRONG THIRD QUARTER RESULTS

Highlights(1)

Delivered strong third-quarter 2026 results, reflecting continued productivity improvements and disciplined execution.

•	Sales decreased 4% to $10.1 billion, reflecting lower light vehicle production and impact of divestitures

•	Income from operations before income taxes increased 17% to $552 million

•	Adjusted EBIT increased 11% to $683 million, with Adjusted EBIT margin expanding 90 basis points to 6.8%

•	Diluted earnings per share were $1.44; Adjusted EPS increased 38% to $1.83

•	Returned $658 million to shareholders during the quarter through dividends and share repurchases

•	Reaffirming midpoint of full year Outlook for Adjusted EPS and increasing Free Cash Flow Outlook

•	Board approved new Normal Course Issuer Bid to repurchase up to 10% of public float over the next 12 months

AURORA, Ontario, October 30, 2026 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2026.

“Magna’s strong third-quarter results demonstrate that disciplined execution and operational improvements are driving higher earnings, margins and cash generation. Our year-to-date performance reinforces confidence in our Adjusted EPS outlook and supports a higher Free Cash Flow outlook, enabling us to return meaningful capital to shareholders and continue to invest for future growth.

We remain focused on finishing 2026 strong and positioning Magna for success in 2027 and beyond. At our Investor Day on November 11, we look forward to sharing more about our strategic priorities and longer-term outlook.”

- Swamy Kotagiri, Chief Executive Officer

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025
Reported
Sales	$10,059	$10,462	$31,420	$31,162
Income from operations before income taxes	552	473	1,238	1,194
Net income attributable to Magna International Inc.	383	305	840	830
Diluted earnings per share	1.44	1.08	3.08	2.94

Non-GAAP Financial Measures(1)
Adjusted EBIT	$683	$613	$1,918	$1,550
Adjusted EPS	1.83	1.33	5.06	3.55
Free Cash Flow	584	572	1,573	560

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1) Adjusted EBIT, Adjusted EPS, and Free Cash Flow are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES STRONG THIRD QUARTER RESULTS	CONNECT WITH MAGNA	1

THREE MONTHS ENDED SEPTEMBER 30, 2026

We posted sales of $10.1 billion for the third quarter of 2026, a decrease of 4% from the third quarter of 2025. The lower sales largely reflects:

•	lower global light vehicle production, including lower vehicle production in North America and China of 5% and 7%, respectively, partially offset by 3% higher vehicle production in Europe;
•	the end of production of certain programs;
•	the divestitures of our Lighting and Rooftop Systems businesses during 2026;
•	net customer price concessions as compared to the prior year;
•	lower engineering revenue, primarily in our Complete Vehicles segment; and
•	the net weakening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the third quarter of 2025; and
•	net favourable commercial items.

Adjusted EBIT increased 11% to $683 million for the third quarter of 2026 compared to $613 million for the third quarter of 2025, primarily due to:

•	net favourable commercial items;
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions, net of customer price concessions; and
•	recoveries for tariffs and lower tariff costs incurred.

These factors were partially offset by:

•	reduced earnings on lower organic sales, and related product mix impacts;
•	higher commodity costs, partially offset by higher scrap recoveries; and
•	net transactional foreign exchange losses in the third quarter of 2026, compared to net transactional foreign exchange gains in the third quarter of 2025.

Income from operations before income taxes was $552 million in the third quarter of 2026, up $79 million or 17% compared to the third quarter of 2025. Income from operations before income taxes includes Other expense, net(2) and Amortization of acquired intangible assets totaling $96 million and $75 million in the third quarters of 2026 and 2025, respectively. Excluding Other expense, net and Amortization of acquired intangible assets from both periods, income from operations before income taxes in the third quarter of 2026 increased $100 million or 18% compared to the third quarter of 2025, largely reflecting the increase in Adjusted EBIT and lower interest expense.

Net income attributable to Magna International Inc. was $383 million for the third quarter of 2026 compared to $305 million in the third quarter of 2025. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. was $486 million in the third quarter of 2026 compared to $375 million in the third quarter of 2025.

Diluted earnings per share were $1.44 in the third quarter of 2026, an increase of 33% from the comparable period. Adjusted EPS were $1.83, compared to $1.33 for the third quarter of last year, an increase of 38%. The increase in Adjusted EPS primarily reflects the impact of higher Adjusted EBIT, lower interest expense and effective tax rate, and a decrease in average diluted shares outstanding resulting from share repurchases over the past 12 months.

In the third quarter of 2026, we generated cash from operations of $950 million, and Free Cash Flow of $584 million.

(2) Other expense, net is comprised of restructuring activities, loss on assets held for sale, impacts related to Fisker, and gain on investment during the three months ended September 30, 2026 & 2025. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES STRONG THIRD QUARTER RESULTS	CONNECT WITH MAGNA	2

NINE MONTHS ENDED SEPTEMBER 30, 2026

We posted sales of $31.4 billion for the nine months ended September 30, 2026, an increase of 1% compared to $31.2 billion for the nine months ended September 30, 2025. The higher sales largely reflects:

•	the launch of new programs during or subsequent to the first nine months of 2025;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $678 million; and
•	net favourable commercial items.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower global light vehicle production;
•	lower complete vehicle assembly volumes with full-cost contractual arrangements;
•	the divestitures of our Lighting and Rooftop Systems businesses during 2026;
•	lower engineering revenue, primarily in our Complete Vehicles segment; and
•	net customer price concessions subsequent to the first nine months of 2025.

Adjusted EBIT increased 24% to $1.9 billion for the nine months ended September 30, 2026 compared to $1.6 billion for the nine months ended September 30, 2025 primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions, net of customer price concessions;
•	net favourable commercial items;
•	higher equity income, including favourable commercial items during the first nine months of 2026;
•	recoveries for tariffs and lower tariff costs incurred;
•	higher net transactional foreign exchange gains in the first nine months of 2026, compared to the first nine months of 2025;
•	the net strengthening of foreign currencies against the U.S. dollar, which had a favourable impact on reported U.S. dollar Adjusted EBIT; and
•	lower warranty costs.

These factors were partially offset by:

•	higher commodity costs, partially offset by higher scrap recoveries;
•	reduced earnings on lower organic sales;
•	lower income on lower engineering revenue;
•	higher employee profit sharing and incentive compensation; and
•	higher professional fees.

During the nine months ended September 30, 2026, income from operations before income taxes was $1.2 billion, up $44 million or 4% over the prior year. Income from operations before income taxes includes Other expense, net(2) and Amortization of acquired intangible assets totaling $571 million and $189 million in the first nine months of 2026 and 2025, respectively. Net income attributable to Magna International Inc. was $840 million in the nine months ended September 30, 2026, compared to $830 million in the prior year period. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. was $1.4 billion in the first nine months of 2026 compared to $1.0 billion in the prior year period.

MAGNA ANNOUNCES STRONG THIRD QUARTER RESULTS	CONNECT WITH MAGNA	3

Diluted earnings per share were $3.08 during the nine months ended September 30, 2026, compared to $2.94 in the comparable period. Adjusted diluted earnings per share were $5.06, compared to $3.55 for the nine months ended September 30, 2025. The increase in Adjusted EPS primarily reflects the impact of higher Adjusted EBIT, lower interest expense and effective tax rate, and a decrease in average diluted shares outstanding resulting from share repurchases over the past 12 months.

During the nine months ended September 30, 2026, we generated cash from operations of $2.6 billion. Free Cash Flow was $1.6 billion in the period, including balance sheet-related customer recoveries for contract adjustments associated with certain electric vehicle programs in North America.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and nine months ended September 30, 2026, we paid dividends of $129 million and $397 million, respectively. In addition, we repurchased 7.9 million shares for $529 million and 22.9 million shares for $1.434 billion, respectively, for the three and nine months ended September 30, 2026. There were 1.3 million remaining shares available for repurchase as of September 30, 2026, under our current Normal Course Issuer Bid (“NCIB”); the remaining shares were repurchased in October.

On October 29, our Board of Directors declared a third quarter dividend of $0.495 per Common Share. The dividend is payable on November 27, 2026, to shareholders of record as of the close of business on November 13, 2026.

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OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange, our Board of Directors approved a new NCIB to repurchase up to approximately 25.8 million of our Common Shares, representing 10% of our public float of Common Shares. This NCIB is expected to be effective on November 9, 2026 and will terminate no later than November 8, 2027.

SEGMENT SUMMARY

	THREE MONTHS ENDED SEPTEMBER 30,
($Millions)	Sales			Adjusted EBIT
	2026	2025	Change	2026	2025	Change
Body Exteriors & Structures	$4,158	$4,147	$11	$387	$305	$82
Power & Vision	3,773	3,854	(81)	287	236	51
Seating Systems	1,247	1,520	(273)	28	62	(34)
Complete Vehicles	996	1,085	(89)	33	29	4
Corporate and Other	(115)	(144)	29	(52)	(19)	(33)
Total Reportable Segments	$10,059	$10,462	$(403)	$683	$613	$70

	THREE MONTHS ENDED SEPTEMBER 30,
	Adjusted EBIT as a percentage of sales
	2026	2025	Change
Body Exteriors & Structures	9.3%	7.4%	1.9%
Power & Vision	7.6%	6.1%	1.5%
Seating Systems	2.2%	4.1%	(1.9)%
Complete Vehicles	3.3%	2.7%	0.6%
Consolidated Average	6.8%	5.9%	0.9%

	NINE MONTHS ENDED SEPTEMBER 30,
($Millions)	Sales			Adjusted EBIT
	2026	2025	Change	2026	2025	Change
Body Exteriors & Structures	$12,658	$12,366	$292	$1,021	$882	$139
Power & Vision	11,747	11,357	390	784	522	262
Seating Systems	4,035	4,265	(230)	104	74	30
Complete Vehicles	3,380	3,587	(207)	102	101	1
Corporate and Other	(400)	(413)	13	(93)	(29)	(64)
Total Reportable Segments	$31,420	$31,162	$258	$1,918	$1,550	$368

	NINE MONTHS ENDED SEPTEMBER 30,
	Adjusted EBIT as a percentage of sales
	2026	2025	Change
Body Exteriors & Structures	8.1%	7.1%	1.0%
Power & Vision	6.7%	4.6%	2.1%
Seating Systems	2.6%	1.7%	0.9%
Complete Vehicles	3.0%	2.8%	0.2%
Consolidated Average	6.1%	5.0%	1.1%

For further details on our segment results, please see our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2026 OUTLOOK

The Company is updating its outlook for Full Year 2026. Compared to our previous Outlook (July 2026), Sales have been updated primarily to reflect lower expected vehicle production in China and the unfavourable impacts of program mix. Magna is also narrowing its Outlook for Adjusted EBIT margin, reaffirming the midpoint of its Outlook for Adjusted EPS, and increasing its Outlook for Free Cash Flow.

Updated 2026 Outlook:

	Current	Previous
Segment Sales
Body Exteriors & Structures	$16.7 - $16.9 billion	$16.6 - $17.1 billion
Power & Vision	$15.4 - $15.6 billion	$15.4 - $15.7 billion
Seating Systems	$5.2 - $5.4 billion	$5.4 - $5.6 billion
Complete Vehicles	$4.4 - $4.6 billion	$4.3 - $4.5 billion
Total Sales	$41.2 - $42.0 billion	$41.3 - $42.5 billion

Adjusted EBIT Margin(3)	6.3% - 6.5%	6.3% - 6.6%

Adjusted EPS(4)	$6.85 - $7.15	$6.70 - $7.30

Free Cash Flow(5)	$1.85 - $1.90 billion	$1.75 - $1.85 billion

Macro Assumptions:

Light Vehicle Production (millions of units)
North America	15.0	15.0
Europe	16.8	16.8
China	30.4	31.2

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.719	U.S. $0.713
1 euro equals	U.S. $1.156	U.S. $1.153

Other Key Assumptions:

Capital Spending	Approx. $1.5 billion	$1.5 - $1.6 billion

Equity Income (included in EBIT)	Approx. $200 million	$190 - $210 million

Interest Expense, net	Approx. $150 million	Approx. $160 million

Income Tax Rate(6)	Approx. 22%	Approx. 23%

Weighted average diluted shares outstanding	Approx. 270 million	Approx. 270 million

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.
(4)	Adjusted EPS represents Adjusted Net Income attributable to Magna divided by the Diluted weighted average number of Common Shares outstanding during the period.
(5)	Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information on Free Cash Flow.
(6)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

Our full year Outlook for 2026 is provided annually, with quarterly updates, and is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2026 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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KEY DRIVERS OF OUR BUSINESS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many OEMs globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: geopolitical factors, such as military conflicts and tariffs; supply chains, including disruption to supply of and/or increased costs of steel, aluminum, resin, and energy supplies, as well as semiconductor and memory (DRAM) chips; OEM, supplier or sub-supplier disruptions; relative currency values; commodity prices; labour disruptions, as well as the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; and considerations applicable to EVs, including EV range, charging infrastructure, and electricity pricing.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that Free Cash Flow is a useful measure in assessing the Company’s ability to generate cash to maintain operations and repay its debt. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

Adjusted EBIT

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025
Net income	$400	$333	$878	$880
Add:
Amortization of acquired intangible assets	17	27	53	82
Interest expense, net	35	65	109	167
Other expense, net	79	48	518	107
Income taxes	152	140	360	314
Adjusted EBIT	$683	$613	$1,918	$1,550

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025
Sales	$10,059	$10,462	$31,420	$31,162
Adjusted EBIT	$683	$613	$1,918	$1,550
Adjusted EBIT as a percentage of sales	6.8%	5.9%	6.1%	5.0%

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NON-GAAP FINANCIAL MEASURES RECONCILIATION (CONTINUED)

Adjusted EPS

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025
Net income attributable to Magna International Inc.	$383	$305	$840	$830
Add (deduct):
Amortization of acquired intangible assets	17	27	53	82
Tax effect on Amortization of acquired intangible assets	(1)	(5)	(4)	(15)
Other expense, net	79	48	518	107
Tax effect on Other expense, net	8	—	(27)	(3)
Adjusted net income attributable to Magna International Inc.	$486	$375	$1,380	$1,001
Diluted weighted average number of Common Shares outstanding during the period (millions):	266.0	281.8	273.0	281.9
Adjusted EPS	$1.83	$1.33	$5.06	$3.55

The following table reconciles Cash provided from operating activities to Free Cash Flow:

Free Cash Flow

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025
Cash provided from operating activities	$950	$912	$2,581	$1,616
(Deduct) add:
Fixed asset additions	(307)	(267)	(795)	(781)
Increase in investment, other assets, and intangible assets	(75)	(100)	(320)	(342)
Proceeds from disposition	16	27	107	67
Free Cash Flow	$584	$572	$1,573	$560

Certain of the forward-looking financial measures provided in our Outlook are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items, however, may be significant.

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This press release, together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements, are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2026 results on Friday, October 30, 2026 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-833-461-5787. International callers should use 1-585-542-9983. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Earnings Release, Quarterly Earnings, Third Quarter Results, Outlook, Financial Results, Global Vehicle Production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & Media Relations

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

ABOUT MAGNA

Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets globally. With operations in 27 countries, we combine global scale with trusted reliability and proven execution. Backed by nearly seven decades of experience, we bring together deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•  Light vehicle sales levels, including due to:

- A decline in consumer confidence

- Economic uncertainty

- Elevated interest rates and availability of consumer credit

- Deteriorating vehicle affordability

•  Tariffs and/or other actions that erode free trade agreements

•  Production deferrals, cancellations and volume reductions

•  Production and supply disruptions

•  Commodities prices

•  Availability and relative cost of skilled labour

Total Sales Segment Sales

•  Same risks as for Light Vehicle Production above

•  Alignment of our product mix with production demand

•  Supply disruptions, including as a result of semiconductor and memory (DRAM) chip shortages

•  Customer concentration

•  Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions

•  Shifts in market shares among OEMs, vehicles and/or vehicle segments

•  Shifts in consumer "take rates" for products we sell

•  Relative currency values

Adjusted EBIT Margin Adjusted Diluted EPS Free Cash Flow

•  Same risks as for Total Sales and Segment Sales above

•  Execution of critical program launches

•  Operational underperformance

•  Product warranty/recall risks

•  Production inefficiencies

•  Unmitigated incremental tariff costs

•  Restructuring costs and/or impairment charges

•  Inflation

•  Ability to secure cost recoveries

•  Price concessions

•  Commodity cost volatility

•  Scrap steel price volatility

Equity Income

•  Same risks as Adjusted EBIT Margin above

•  Risks related to conducting business through joint ventures

•  Risks of doing business in foreign markets

•  Legal and regulatory proceedings

•  Changes in law

Share Repurchases Weighted Average Diluted Shares Outstanding	• Same risks impacting Free Cash Flow above • Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors

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Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•    geopolitical crises and military conflicts;

•    threats to free trade agreements;

•    international trade disputes;

•    planning and forecasting challenges;

•    interest rates and availability of consumer credit;

Risks Related to the Automotive Industry

•    pace of EV adoption;

•    North American EV program deferrals, cancellations and volume reductions;

•    economic cyclicality;

•    regional production volumes;

•    deteriorating vehicle affordability;

•    intense competition;

Strategic Risks

•    evolution of the vehicle;

•    evolving business risk profile;

•    technology and innovation;

•    investments in mobility and technology companies;

Customer-Related Risks

•    customer concentration;

•    market shifts;

•    evolving OEM competitive landscape;

•    dependence on outsourcing;

•    consumer take rate shifts;

•    nature of customer blanket purchase orders;

•    potential OEM production-related disruptions;

Supply Chain Risks

•    supply chain disruptions;

•    regional energy supply and pricing;

•    financial condition of supply base;

•    supplier claims;

Manufacturing/Operational Risks

•    product launch;

•    operational underperformance;

•    restructuring costs;

•    impairments;

•    skilled labour attraction/retention;

Pricing Risks

•    quote/pricing assumptions;

•    customer pricing pressure/contractual arrangements;

•    commodity price volatility;

•    scrap steel/aluminum price volatility;

Warranty/Recall Risks

•    repair/replacement costs;

•    warranty provisions;

•    product liability;

IT Security/Cybersecurity Risks

•    IT/cybersecurity breach;

•    product cybersecurity breach;

•    risks related to the use of artificial intelligence;

Merger and Acquisition Risks

•    inherent merger and acquisition risks;

•    acquisition integration and synergies;

Other Business Risks

•    joint ventures;

•    intellectual property;

•    risks of doing business in foreign markets;

•    tax risks;

•    relative foreign exchange rates;

•    returns on capital investments;

•    financial flexibility;

•    credit ratings changes;

•    stock price fluctuation;

Legal, Regulatory and Other Risks

•    legal and regulatory proceedings; and

•    changes in laws.

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In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

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